Filed by The Stanley Works
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: The Black & Decker Corporation
Commission File No.: 1-01553

FOR IMMEDIATE RELEASE

Stanley and Black & Decker Set March 12 For Shareholders Meetings On Combination

New Britain, CT, and Towson, MD, February 2, 2010 – The Stanley Works (NYSE: SWK) and The Black & Decker Corporation (NYSE: BDK) today announced that both companies will hold special shareholders meetings on March 12, 2010 to vote on the combination of their businesses to form a global diversified industrial leader. The joint proxy statement of both Stanley and Black & Decker is expected to be mailed to Stanley and Black & Decker shareholders commencing on or about February 4, 2010.

Stanley shareholders who owned Stanley common stock at the close of business on January 11, 2010, can vote at and attend the Stanley special meeting at Stanley’s headquarters in New Britain, CT at 9:00 a.m. EST on March 12, 2010. Black & Decker shareholders who owned Black & Decker common stock at the close of business on January 11, 2010, can vote at and attend the Black & Decker special meeting at the Washington Dulles Airport Marriott, 45020 Aviation Drive, Dulles, VA at 9:00 a.m. EST on March 12, 2010.

Shareholders are encouraged to read the proxy materials in their entirety as they provide, among other things, a discussion of the reasons behind the recommendation of each company’s board of directors that shareholders vote “FOR” the approval of the proposed combination.

About The Stanley Works

The Stanley Works, an S&P 500 company, is a diversified worldwide supplier of tools and engineered solutions for professional, industrial, construction and do-it-yourself use, and security solutions for commercial applications. More information about The Stanley Works can be found at http://www.stanleyworks.com.

About The Black & Decker Corporation

Black & Decker is a leading global manufacturer and marketer of power tools and accessories, hardware and home improvement products, and technology-based fastening systems.  More information about Black & Decker can be found at http://www.bdk.com.

Additional Information

In connection with the proposed transaction, Stanley has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-163509) that includes a joint proxy statement of Stanley and Black & Decker that also constitutes a prospectus of Stanley. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents that Stanley and Black & Decker file with the SEC at the SEC’s website at www.sec.gov and Stanley’s website related to the transaction at www.stanleyblackanddecker.com. In addition, these documents may be obtained from Stanley or Black & Decker free of charge by directing a request to Investor Relations, The Stanley Works, 1000 Stanley Drive, New Britain, CT 06053, or to Investor Relations, The Black & Decker Corporation, 701 E. Joppa Road, Towson, MD 21286, respectively.

Certain Information Regarding Participants

Stanley, Black & Decker and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC.  Investors and security holders may obtain information regarding the names, affiliations and interests of Stanley’s directors and executive officers in Stanley’s Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on February 26, 2009, its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 20, 2009, and the joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on February 2, 2010.  Investors and security holders may obtain information regarding the names, affiliations and interests of Black & Decker’s directors and executive officers in Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 17, 2009, its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 16, 2009, and the joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on February 2, 2010.  These documents can be obtained free of charge from the sources listed above.

Contacts:

The Stanley Works	Black & Decker
Kate White	Roger Young
(860) 827-3833	(410) 716-3979
kwhite@stanleyworks.com	roger.young@bdk.com